Exhibit 99.1

DJSP Enterprises, Inc. Reports Revenue of $71.6 Million and adjusts its 2010 guidance

PLANTATION, Fla., May 27, 2010 /PRNewswire-FirstCall/ -- DJSP Enterprises, Inc. (NASDAQ: DJSP, DJSPW, DJSPU), one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced financial results for the three months ending March 31, 2010.

First Quarter Financial Highlights

•	Total revenue for the quarter increased 30.1% to $71.6 million from $55.0 million in last year's comparable period.

•	Excluding client costs, revenue from the quarter increased to $30.8 million from $30.0 million compared to same period last year.

•	Adjusted Net Income was $8.7 million for the first quarter or $0.35 per share.

- the adjusted net income would have increased by $732 thousand but for one time interest on bridge financing and other expenses related to the transaction in which the company acquired its processing operations

•	Adjusted EBITDA for the first quarter was $14.4 million.

*Calculated using treasury stock method assuming an average ordinary share price of $9.66 for the quarter ended March 31, 2010; assumes 24.6 million shares outstanding.

First Quarter Results

Total revenue for the first quarter 2010 increased 30.1% to $71.6 million from $55.0 million in the same period last year. This was primarily due to an increase in client reimbursed costs and the expansion of our REO operations at Default Servicing. During the first quarter, client reimbursed costs increased by 63% to $40.8 million from $25.0 million in Q1 2009 as a result of an increase in filing fees. Our REO liquidation business, which emanates from a single customer, became an increasingly significant source of revenue during the quarter, generating $3.3 million in revenue compared to $1.9 million in the same period last year. Going forward, we intend to offer both REO closing and liquidation services to additional customers as a means of increasing revenues and profits. Revenue from mortgage foreclosure related services, decreased by $0.6 million, or 2.0%, for the quarter to $27.5 million, compared to $28.1 million during the same period last year.

During the first quarter of 2010 the pace of new foreclosures slowed. The slowdown was not a result of operational issues or loss of market share as our market share in the state of Florida had a slight up-tick quarter over quarter. The decrease in foreclosure volume was not the result of a decrease in the number of households facing foreclosure (RealtyTrac reported that the number of U.S. households facing foreclosure in February 2010 grew 6% from the year-ago level) but was directly related to mortgage foreclosure abatement programs enacted by the federal government such as the Hope for Homeowners Act and the Emergency Economic Stabilization Act. These programs were designed to bring relief to distressed homeowners by encouraging loan modifications rather than foreclosures and to provide funds to troubled financial institutions. As our 2010 business is primarily focused on providing mortgage foreclosure services, we expect these programs to reduce our file referrals in the near term. However, assuming that there is no new government intervention, we believe that these programs are simply delaying the inevitable increase in the flow of foreclosures. Historically many of the loans that are in the modification process result in re-default. Should this remain the case, we anticipate receiving an increase in the number of foreclosure files referred to us in the second half of this year. According to the Mortgage Bankers Association (“MBA”) National Delinquency Survey, the combined percentage of loans in foreclosure or with at least one payment past due nationally was 14.01% on a non-seasonally adjusted basis on March 31, 2010. According to RealtyTrac, over 3.5 million homes are expected to enter some phase of foreclosure nationally this year. Florida continues to be the worst state in terms of delinquencies. As of December 31, 2009, approximately 20.4% of Florida mortgages were 90 days or more past due or already in the process of foreclosure according to MBA’s chief economist.

As a result of management’s discussions with the major lenders and servicers for whom we process foreclosure files, and the increasing market share enjoyed by our primary foreclosure processing client, The Law Offices of David J. Stern, PA, we have decided to maintain current staffing levels in order to be ready for the increased foreclosure volume expected in the second half of the year. This may impact our short term financial results but will be beneficial in the near future.

Our adjusted EBITDA decreased to $14.4 million for the three months ended March 31, 2010 from $17.1 million in the same period last year. This was driven primarily by an increase in compensation expenses, new public company expenses and one time transaction related expenses. Our compensation expenses increased approximately $3.1 million primarily as a result of the staffing increases we incurred to prepare for the shadow inventory of foreclosures that our clients foresee. A much smaller increment of the increase in staffing was due to the mandatory mediation requirement dictated by the Florida Supreme Court. Public company expenses decreased our EBITDA by $0.8 million during the quarter and one time transaction related expenses decreased EBITDA by $0.2 million.

During the first quarter 2010, our adjusted net income before minority interest decreased to $8.7 million from $11.0 million in for the same period in 2009, due to the increase in our expenses stated above. In the first quarter of 2010 interest expense from $12.7 million of short term bridge financing bearing interest at 15% annum, was replaced with a line of credit from Bank of America at Libor plus 175 bps. Our overall debt of $67.5 bears an average interest rate of 3.39%. The sellers note of $35 million bears no interest for the first six months.

Management Guidance:

Beginning in April, one of our largest bank clients initiated a previously undisclosed foreclosure system conversion that has resulted in a marked decrease in the number of foreclosure files emanating from it nationwide. Although this is a temporary reduction, we are not sure if it will continue into the third quarter. This coupled with the above mentioned temporary slowdown in foreclosures due to government intervention programs has caused us to adjust our annual guidance. The updated guidance is for approximately $58 to $62 million adjusted EBIDTA, and adjusted net income between $32 and $34 million. This would represent approximately $1.29 to $1.36 in adjusted EPS depending on the actual number of shares outstanding under the treasury stock method.

Conference call Information:

Management will conduct a conference call at 8:30 a.m. Eastern Time on Friday May 28, 2010, to discuss the first quarter results.  To participate in the live conference call, please dial 1-877-941-2068 ten minutes prior to the scheduled conference call time. International callers should dial 1-480-629-9712. When prompted by the operator, mention conference ID 4310331.

If you are unable to participate in the call at this time, a replay will be available for one week starting on Friday May 28, 2010, at 11:30 a.m. Eastern Time. To access the replay, dial 1-877-870-5176 or 1-858-384-5517.  Please use passcode 4310331.  The call will also be accompanied live by webcast over the Internet and accessible at http://viavid.net/dce.aspx?sid=00007635.

About DJSP Enterprises, Inc.

DJSP is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company's principal customer is the Law Offices of David J. Stern, P.A. whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers for more than 10 years. The Company has approximately 1,000 employees and contractors and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. The Company's U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for the U.S. operation.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of the Company's management and are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, (the "SEC"), including its

Annual Report on Form 20-F for the period ended December 31, 2009, in particular, those listed under “Item 3. Key Information - Risk Factors.” The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Non-GAAP Financial Measures

The financial information and data contained in this press release are unaudited and do not conform to the SEC's Regulation S-X. This press release includes certain estimated financial information and forecasts presented that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. Management believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of the acquired business. Such measures are not recognized terms under U.S. GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with GAAP. Such measures are not a completely representative measure of either the historical performance or, necessarily, the future potential of the Company.

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) income and/or expense items that are expected to be at different levels in future periods. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us to evaluate and compare our performance on a consistent basis with the lower operating cost structure that are expected to be in place as a new publicly traded operating company, reflecting the effects of that lower cost structure on profitability, and the fee schedule expected to be in place on a go forward basis. In the calculation of adjusted EBITDA for the three months ended March 31, 2009, we exclude from expenses the compensation paid to Mr. Stern that exceeded the base compensation that he is entitled to receive after we became a publicly traded operating company, since after such time the Company does not have any arrangement with Mr. Stern that would require any payments to him at a comparable level. Mr. Stern does not have an incentive plan arrangement providing for pay above base compensation. In addition, we excluded the payroll taxes associated with such compensation, as well as travel expenses incurred on behalf of Mr. Stern in prior periods that will no longer be provided after we became a publicly traded operating company. The adjustment to fee to Processing reflects the additional fees DJS Processing, LLC would have received under the Services Agreement if the fee schedule under the Services Agreement had been determined in a fashion consistent with the current fee schedule.  In the calculation of adjusted EBITDA for the three months ended March 31, 2010, we included additional fees due to DJS Processing, LLC as a result of a retroactive amendment to the fee schedule for the Services Agreement agreed to by DJS Processing, LLC and The Law Offices of David J. Stern, P.A. to increase the fees payable to DJS Processing, LLC effective January 1, 2010.

In the calculation of the adjusted net income measure presented for the three months ended March 31, 2009, we deducted the actual GAAP interest, depreciation and amortization for the period from the adjusted EBITDA calculation and then subtract assumed income tax expense, calculated at the expected going forward tax rate of 35%.  For periods prior to our becoming a publicly traded operating company, we were not subject to income tax and therefore did not record income tax expense.  We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure in place after our becoming a publicly traded operating company, reflecting the effects of that taxable structure on profitability.  In the calculation of adjusted net income measure presented for the three months ended March 31, 2010, we deducted the actual GAAP interest, depreciation, amortization and income taxes for the period from the adjusted EBITDA calculation.

The following table provides reconciliations of net income (US GAAP) to Adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP).

Reconciliations of Net Income (US GAAP) to Adjusted EBITDA (Non-GAAP) and Adjusted Net Income (Non-GAAP)

	For the three months ended March 31,
	2010	2009
Net income attributable to DJSP Enterprises, Inc.	$5,356	$13,342
Add - backs:
Income taxes	4,267	-
Net income attributable to noncontrolling interests	2,569	-
Interest, depreciation & amortization	1,018	255
EBITDA	13,210	13,597

Adjustments to EBITDA:
Adjustment to fee to Processing	1,212	282
Compensation related	-	2,778
Non-recurring travel	-	462
Total adjustments to EBITDA	1,212	3,522

Adjusted EBITDA	14,422	17,119

Adjustments to net income:
Interest, depreciation & amortization	1,018	255
Income taxes	4,691	5,902

Adjusted net income	8,713	10,962

Less net income attributable to noncontrolling interests	2,825	3,554

Adjusted net income attributable to DJSP Enterprises, Inc.	$5,888	$7,408

Adjusted net income per ordinary share:
Basic	$0.55
Diluted	$0.35

Weighted average number of ordinary shares outstanding:
Basic	10,663,866
Diluted	24,628,932

Adjusted EBITDA and adjusted net income are non-GAAP financial measures that have limitations because they do not include all items of income and expense that affect our operations. These non-GAAP financial measures are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA and adjusted net income differently and, therefore, adjusted EBITDA and adjusted net income as presented for us may not be comparable to the calculations of adjusted EBITDA and adjusted net income reported by other companies.

Company Contact:
David J. Stern
Chairman and CEO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 1113
Email: dstern@dstern.com

or

Kumar Gursahaney
Executive Vice President and CFO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 2024
Email: kumar@dstern.com

Investor Contact:
Chris Simmons
Investor Relations Manager
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 1744
Email: cbsimmons@dstern.com

SOURCE DJSP Enterprises, Inc.

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DJSP Enterprises Inc.
Unaudited Condensed Consolidated Balance Sheet
(in thousand of U.S. Dollars, except share and per share amounts)

	March 31, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents	$4,073	$763
Accounts receivable:
Client reimbursed cost	5,851	6,047
Fee income, net	21,793	15,637
Unbilled receivables	10,067	10,592
Total related party accounts receivable	37,711	32,276
Fee income receivable, net	831	798
Total accounts receivable	38,542	33,074

Prepaid expenses and other current assets	304	87
Total current assets	42,919	33,924

Property and equipment, net	5,101	4,692

Total assets	48,020	38,616
Liabilities
Current Liabilities:
Line of Credit	12,730	10,656
Accounts payable - client reimbursed costs	5,851	6,047
Deferral notes payable	4,350	—
Income taxes payable	4,267	—
Accounts payable	3,410	1,506
Accrued compensation	3,306	1,863
Accrued expenses	953	1,201
Deferred revenue	259	225
Client trust account	251	239
Current portion of capital lease obligation	203	192
Note Payable	—	2,307

Total current liabilities	35,580	24,236

Deferred rent	1,127	1,098
Senior note payable	35,000	—
Sellers note payable	50,469	—
Capital lease obligation, less current portion	262	262
Other liabilities	332	—

Total liabilities	122,770	25,596

Shareholders’ equity
Common Stock - $0.0001 par value: 60,000,000 shares authorized, 10,663,866 shares issued and outstanding as of March 31,2010	1	1
Additional paid-in capital	47,616	8,671
Retained earnings	(98,133)	4,348

Total DJSP Enterprises,Inc.’s equity	(50,516)	13,020

Noncontrolling interest	(24,234)	—

Total equity	(74,750)	13,020

Total liabilities and shareholder’s equity	$48,020	$38,616

DJSP Enterprises, Inc.
Unaudited Condensed Consolidated Statement of Operations
(in thousand of U.S. Dollars, except share and per share amounts)

	For the three months ended March 31,
	2010	2009
Revenue:
Foreclosure and related services, related party	$26,843	$25,706
Foreclosure and related services, third parties	709	2,422
Real estate owned liquidation services	3,278	1,935
Client reimbursed costs, related party	40,792	24,980
Total revenue	71,622	55,043

Operating expenses:
Client reimbursed costs, related party	40,792	24,980
Compensation related expenses	11,855	11,580
Direct operating, general & administrative	5,765	4,891
Depreciation	392	254
Total operating expenses	58,804	41,705

Operating income	12,818	13,338

Interest expense	626	—
Other income	—	4

Income before income taxes	12,192	13,342

Income taxes	4,267	—

Net income	7,925	13,342

Less net income attribute to noncontrolling interests	2,569	—

Net income attributable to DJSP Enterprises, Inc.	5,356	13,342

Reconciliations of Net Income (US GAAP) to Adjusted EBITDA (Non-GAAP) and Adjusted Net Income (Non-GAAP)

	For the three months ended March 31,
	2010	2009

Net income attributable to DJSP Enterprises, Inc.	$5,356	$13,342
Add - backs:
Income taxes	4,267	—
Net income attributable to noncontrolling interests	2,567	—
Interest, depreciation & amortization	1,018	255

EBITDA	13,210	13,597
Adjustments to EBITDA:
Adjustment to fee to Processing	1,212	282
Compensation related	—	2,778
Non-recurring travel	—	462
Total Adjustments to EBITDA	1,212	3,522

Adjusted EBITDA	14,422	17,119
Adjustments to net income:
Interest, depreciation & amortization	1,018	255
Income taxes	4,691	5,902
Adjusted net income	8,713	10,962

Less net income attributable to noncontrolling interests	2,825	3,554

Adjusted net income attributable to DJSP Enterprises, Inc.	$5,888	$7,408
Adjusted net income per ordinary share:
Basic	$0.55
Diluted	$0.35
Weighted average number of ordinary shares outstanding:
Basic	10,663,866
Diluted	24,628,932